Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 6, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Holdings LLC Registration Statement on Form S-1 Originally Filed April 21, 2011
File No. 333-173671 Momentive Performance Materials, Inc. Form 10-K for the Year Ended December 31, 2010
Originally Filed February 25, 2011 Form 10-Q for the Period Ended April 3, 2011 Originally Filed May 13, 2011
File No. 333-146093 Momentive Specialty Materials, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010
Originally Filed February 28, 2011 Form 10-Q for the Period Ended March 31, 2011 Originally Filed May 13, 2011
File No. 001-00071

Dear Ms. Long:

On behalf of Momentive Performance Materials Holdings LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 18, 2011 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and Forms 10-K and 10-Q. The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information. Amendment No. 1 has also been updated to include financial information as of March 31, 2011.

Pamela Long, June 6, 2011 - Page 2

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

General

1.	We note that in connection with the consummation with this offering, you will convert from a limited liability company to a corporation. It is not clear when you intend to form the corporation and whether it will be in existence prior to the effective date of the registration statement. As such, please clarify whether this is to take place after the effectiveness of the registration but prior to the close of the IPO. If so, explain why the LLC entity is the appropriate registrant and how the signatures on the registration statement currently comply with Section 6 of the Securities Act and Instruction 1 to Form S-1, which requires that the filing be signed by the issuer and the designated representatives. If you believe the signatures in the current format conform to the requirements of the statute and form, notwithstanding the fact that the issuer of the securities is not yet in existence, explain the basis of this belief in your response.

Response:

The Company respectfully advises the Staff that the Company will convert from a limited liability company to a corporation after the effectiveness of the Registration Statement but prior to the closing of the IPO. The Company believes that the LLC is the appropriate registrant because under Delaware law, the Company in its LLC form is the same entity as the corporate issuer of the common stock. Section 265 of the Delaware General Corporation Law addresses the conversion of a limited liability company to a corporation under Delaware law. Section 265 provides:

“…(d) Upon the effective time of the certificate of conversion to corporation and the certificate of corporation, the other entity shall be converted to a corporation of this State…, the existence of the corporation shall be deemed to have commenced on the date the other entity commenced its existence in the jurisdiction in which the other entity was first created, formed, incorporated or otherwise came into being.

…(f) When an other entity has been converted to a corporation of this State pursuant to this section, the corporation of this State shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting other entity.

…(g)…the converting other entity shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the conversion shall not be deemed to constitute a dissolution of such other entity and shall constitute a continuation of the existence of the converting other entity in the form of a corporation of this State.”

Pamela Long, June 6, 2011 - Page 3

As such, given that the corporate issuer of the common stock in the IPO is deemed by the State of Delaware to be the same entity as the LLC entity that is the registrant, the Company respectfully advises the Staff that the signatures on the Registration Statement currently comply with Section 6 of the Securities Act and Instruction 1 to Form S-1.

2.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response:

The Company acknowledges the Staff’s comment and will provide the Staff in a future amendment with a price range and sufficient time to process the amendment when it is included.

3.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A, including the number of shares offered.

Response:

The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until it includes an estimated price range, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information excluded in reliance upon Rule 430A, including the number of shares offered.

4.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Pamela Long, June 6, 2011 - Page 4

Response:

The Company acknowledges the Staff’s comment and will inform the Staff as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA when or before requesting acceleration of effectiveness of the Registration Statement.

5.	Please file all omitted exhibits, including the legality opinion and underwriting agreement. Please note that you will need to allow time for our review once you file the exhibits.

Response:

The Company acknowledges the Staff’s comment and will file all omitted exhibits prior to requesting acceleration of effectiveness of the Registration Statement. The Company understands that the Staff will need adequate time to review the exhibits once they are filed.

6.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your prospectus.

Response:

The Company acknowledges the Staff’s comment and has made corresponding changes to all affected disclosure in Amendment No. 1.

Table of Contents, page i

7.	We note the statements in the last sentence of the paragraph in bold print. Your statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

Response:

The Company has revised its disclosure on page i to clarify that the prospectus will be updated to the extent required by law, and the Company acknowledges that it is responsible for updating the prospectus to contain all material information.

Non-GAAP Financial Information, page ii

8.	You indicate that the adjusted EBITDA of MSC and the Combined Adjusted EBITDA of MPM each include $50 million of anticipated savings from the shared services agreement described in the prospectus. Please address the appropriateness of including anticipated savings in your Non-GAAP financial measures of Adjusted EBITDA and Combined Adjusted EBITDA of MPM. In this regard, we note your risk factor disclosures on page 26 which indicates that you may be unable to achieve these cost savings.

Pamela Long, June 6, 2011 - Page 5

Response:

The Company respectfully advises the Staff that the Company included the anticipated savings in its Non-GAAP financial measure of Adjusted EBITDA of MSC and Combined Adjusted EBITDA of MPM to assist the readers in their analysis of the results of the Company on a combined basis and based on the measures set forth in certain significant debt agreements of MPM and MSC. The Company believes that the Adjusted EBITDA and Combined Adjusted EBITDA information is an important metric and provides the investor with information needed to better understand and analyze the Company’s ability to comply with several significant covenants set forth in its various indentures and credit agreements. As specified in the definitions of various debt and indenture covenants, the Company included the anticipated savings of $50 million from the shared services agreement for each of MSC and MPM. These definitions also align the disclosure to be consistent with the covenant compliance disclosures used in the annual reports on Form 10-K of MSC and MPM, as well as investor communications for each entity.

Additionally, the Company has a history of achieving anticipated savings, but as the Staff has noted the Company has provided a balanced view of the risk that the savings may not be achieved as disclosed in the Company’s risk factor on page 27. The Company has also included a cross-reference to such risk factor in the discussion of the anticipated savings on page ii. Further, in its discussion of its use of Non-GAAP financial measures, the Company specifically disclosed the anticipated savings of $50 million for each of MSC and MPM so that investors could independently evaluate this specific adjustment.

9.	On pages iii and 16, you disclose that Pro forma Segment EBITDA represents EBITDA adjusted to exclude certain non-cash, certain non-recurring expenses and discontinued operations adjusted for the effects of the Momentive Combination as if it had occurred on January 1, 2010. With regards to your exclusion of certain non-recurring expenses, please tell us what consideration you gave to Compliance and Disclosures Interpretation 102.03 which is available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

The Company has revised the description of Pro forma Segment EBITDA on pages iii and 17 to comply with Compliance and Disclosure Interpretation 102.03.

Pamela Long, June 6, 2011 - Page 6

Prospectus cover page

10.	In your amendment, please revise the prospectus cover page to provide the name(s) of the lead or managing underwriter(s) and an identification of the nature of the underwriting arrangements. See Item 501(b)(8) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include the names of the lead or managing underwriters and identify the nature of the underwriting arrangements once a determination of the lead or managing underwriters has been made.

Prospectus Summary, page 1

11.	Please balance the disclosure in this section by briefly discussing such things as your indebtedness and the susceptibility of your company to external economic and political trends. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide appropriate balancing information.

Response:

The Company has revised its disclosure on pages 7 and 8 of this section to provide appropriate balancing information.

Our Company, page 1

12.	Here and throughout your filing, you appear to give more prominence to your pro forma results than your actual U.S. GAAP results. For example, on pages 2-4, 17, and 25, you discuss pro forma results without mentioning your U.S. GAAP results. In addition, in your MD&A, you discuss your pro forma results before discussing your historical U.S. GAAP results. Please revise your filing to give more prominence to your U.S. GAAP results or discuss your pro forma results in addition to discussing your U.S. GAAP results.

Response:

The Company has made revisions throughout the Registration Statement to give more prominence to the Company’s actual U.S. GAAP results.

Summary Historical and Unaudited Pro Forma and Other Financial Data, page 13

13.	Please revise your summary historical information and your columnar presentations within MD&A so that it reads consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

Pamela Long, June 6, 2011 - Page 7

Response:

The Company has revised the summary historical information on pages 15 and 16 and the columnar presentations within the MD&A so that they read consistently from left to right in the same chronological order as the Company’s historical financial statements.

14.	In Note (3) on page 15, you indicate that your pro forma as adjusted weighted average shares outstanding for basic and diluted includes shares of common stock offered in this offering. On page 40, you disclose that you intend to use the net proceeds from this offering for general corporate purposes. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share. You may present “additional” earnings per share data reflecting the issuance of all shares if you consider this information meaningful. Please tell us and revise your disclosure to clarify why you believe this information is meaningful. You should address the fact that it appears the inclusion of these shares will be anti-dilutive.

Response:

The Company has revised Note (3) on page 16 to indicate that its pro forma as adjusted weighted average shares outstanding for basic and diluted excludes the shares of common stock offered in this offering. The Company has elected not to present “additional” earnings per share data reflecting the issuance of all shares, but may elect to provide this disclosure in future amendments. To the extent that the Company’s intended use of proceeds changes, the Company will modify the disclosure in future amendments to the Registration Statement to reflect such changes, including, as applicable, any necessary modifications to its earnings per share data.

Risk Factors, page 17

15.	You are required to disclose the most significant factors that make your offering speculative or risky. See Item 503(c) of Regulation S-K. Please delete the second and third sentences of the italicized introductory paragraph.

Response:

The Company acknowledges the Staff’s comment and has deleted the second and third sentences of the italicized introductory paragraph on page 18.

Environmental obligations and liabilities could have a significant negative impact . . . , page 20

16.	Please revise the second paragraph to quantify the costs you have incurred in connection with complying with environmental, health and safety laws and regulations.

Pamela Long, June 6, 2011 - Page 8

Response:

The Company has revised its disclosure on page 21 to quantify the capital expenditures it has incurred in connection with complying with environmental, health and safety laws and regulations.

17.	Please revise the third paragraph to disclose whether you believe the costs and potential penalties associated with the investigation of your Waterford, New York facility may have a material adverse impact on your business.

Response:

The Company has revised its disclosure on page 21 to include its belief that the costs and potential penalties associated with these investigations will not have a material adverse impact on the Company’s business.

We depend on certain of our key executives and our ability to attract and retain qualified employees, page 28

18.	Because this risk factor appears applicable to any company or industry, please delete it or revise to explain the specific risks to you from the loss of your key personnel or inability to attract or retain qualified employees.

Response:

The Company has revised the disclosure on page 29 to explain the specific risks to it from the loss of key personnel or inability to attract or retain qualified employees.

Selected Historical Financial Data, page 45

19.	You disclose that two periods are combined to account for your year ended December 31, 2006 and is considered a non-US GAAP presentation. Identifying such information as non-GAAP is not sufficient. Given that your selected financial data should be on the same accounting basis as your historical financial statement, please remove this combined presentation from your selected historical financial data.

Response:

The Company has revised its selected historical financial data on page 48 to exclude the combined two periods for the year ended December 31, 2006.

Unaudited Pro Forma Financial Data, page 48

20.	You indicate that the February 2011 MPM Agreement has been deemed immaterial to the unaudited pro forma balance sheet. Please revise your disclosures to address the impact on this agreement on your pro forma statement of operation. In this regard, we note your disclosure on page F-28 that the agreement increased the interest rates for the term loans.

Pamela Long, June 6, 2011 - Page 9

Response:

The Company has revised its disclosures on page 50 to advise the reader that the impact of this agreement on the Company’s pro forma statement of operations is included in the calculation reflected in note (4) (a) on page 56.

21.	You indicate that the pending coats and composites divestiture is not considered a significant divestiture. Please supplementally provide support for this conclusion.

Response:

The Company has determined that the pending coatings and composites divestiture is not a significant divestiture, as defined under Rule 1-02(w) of Regulation S-X, because the pre-tax loss from continuing operations, total assets and investment with respect to this business represent less than 1% of the Company’s totals as set forth below.

Significance measure (in thousands)	Numerator	Denominator	Results
Pre-tax loss from continuing operations	$1,814	$232,000	0.78%
Total assets	$63,216	$8,777,000	0.72%
Investment	$44,496	$8,777,000	0.51%

22.	Please show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example for adjustments 2(a) and (b), please show the calculation used to arrive at the depreciation adjustment amounts. This should include the specific asset categories the adjustment relates to and the corresponding useful lives.

Response:

The Company has revised the disclosure in the unaudited pro forma financial data to include calculations that show precisely how it arrived at each adjustment amount and provided any significant assumptions and estimates used to arrive at the adjustment amounts.

23.	Please disclose in the footnote to adjustment 3(e) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

Pamela Long, June 6, 2011 - Page 10

Response:

The Company has revised its disclosure to adjustment 2(e) on page 56 as requested.

24.	We have the following comments regarding your pro forma earnings per share information:

•	Provide the calculations used to determined your earnings per share;

•	Include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS;

•	Disclose any shares not included for anti-dilution reasons. Refer to ASC 260-10-50-1c; and

•

Tell us what consideration you gave to including accretion of dividends on committed preferred units as if the commitment occurred on January 1, 2010 and presenting pro forma net loss attributable to common shareholders.

Response:

The Company has revised its pro forma earnings per share information on page 51 to include the calculation used to determine its earnings per share. The Company has also included a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS on page 57. Additionally, the Company has revised its disclosure on page 57 to disclose the shares not included due to their anti-dilutive effect. The Company acknowledges the Staff’s recommendation to include the accretion of dividends on the committed preferred units as if the commitment occurred on January 1, 2010 and has revised the pro forma net income from continuing operations used in computing basic and diluted EPS to include the accretion of dividends. The Company has reflected this calculation in note 6 to the unaudited pro forma statement of operations on page 58.

25.	We note that on October 1, 2010, at the time of closing of the Momentive Combination, the commitment by Apollo to purchase $200 million in preferred units of MSC Holdings and warrants to purchase common units of MSC Holdings was amended to become a commitment to purchase preferred units and warrants to purchase common units of Momentive Holdco. Tell us what consideration you gave to reflecting the issuance of these preferred units and warrants in your pro forma financial statements. In this regard, we note that the warrants are subject to customary anti-dilution protection, including for unit splits, reclassifications, non-cash distributions, equity issuances below fair market value and business combination transactions, the accounting for which may impact your financial statements. Refer to ASC 815-10-65-3 and Example 17 found in ASC 815-40-55-42.

Response:

The Company has not reflected the issuance of the preferred units and warrants in its pro forma financial statements. The Company respectfully advises the Staff that these securities have not been issued and as such are not factually supportable for purposes of

Pamela Long, June 6, 2011 - Page 11

satisfying Rule 11-02(b)(6) to be included as a pro forma adjustment to the Company’s 12/31/2010 pro forma financial information. The Company respectfully refers the Staff to its response to comment 24 with respect to the consideration of the accretion of dividends on the commitment to purchase the preferred units.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Pro Forma Results of Operations, page 58

26.	You currently present pro forma financial information for fiscal 2008. Please revise your filings to remove the pro forma information for fiscal 2008 pursuant to Rule 11-2(c)(2) of Regulation S-X. Note, however, we would not object to a presentation of pro forma revenues and pro forma cost of revenues for fiscal 2008.

Response:

The Company has revised the disclosure on page 73 to remove the pro forma information for fiscal 2008 pursuant to Rule 11-2(c)(2) of Regulation S-X; however, the Company has elected to maintain the presentation of pro forma revenues and pro forma cost of revenues for fiscal 2008.

27.	Please address the pro forma comments above in your supplemental pro forma results of operations, where applicable.

Response:

The Company has revised its supplemental pro forma results of operations for the above comments, as applicable.

Historical Results of Operations, page 62

28.	Please expand/revise your discussion under results of operations for all periods to:

•

Provide a more robust explanation for the changes in line items within your statements of income. For example, you disclosed that as a percentage of sales, gross profit decreased 2%, which was partially driven by lower overall gross margins within the fourth quarter results of MSC Holdings. This was partially offset by higher factory leverage, savings from restructuring and cost actions and deflation in energy related costs. However, you have not provided any explanations as to the extent of each factor identified or how these factors resulted in a decrease in gross profit as a percentage of sales. Please also provide a robust discussion of cost of sales as well gross margins in order to help explain the change in gross profit;

•

Quantify the reasons for the changes in your operating expenses from period-to-period. For example, you indicate that the increase in selling, general and administrative expenses in 2010 was due primarily to higher compensation costs, as

Pamela Long, June 6, 2011 - Page 12

well as the acquisition of MSC Holdings, which had an impact of $96 million. However, you have not quantified the impact of your compensation costs. You also indicate that in 2009, selling, general and administrative expenses decreased compared to 2008 primarily due to the positive impacts of productivity programs and other costs savings initiatives without further quantification;

•

Provide a more robust explanation for the change in your effective tax rate from period to period. You disclose that the change in primarily due to the geographic mix of foreign earnings, which includes a decrease in pre-tax income and the release of a valuation allowance in certain foreign jurisdiction with further quantification or explanation as to why these events occurred. In addition, we note your rate reconciliation on page F-52 identifies foreign tax rate differential, branch account effect and foreign source income subject to taxation. These items should be fully explained; and

•

Provide a more robust explanation for the changes in your segment EBITDA and gross profit. Please also quantify the business reasons for changes in your segment EBITDA and gross profit. For example, you disclosed that segment EBITDA increased due to volume increases discussed above, as well as continued focus on providing more high-value specialty products to your customers versus lower-margin commoditized or core products without any explanation why these events occurred and without any quantification.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Response:

The Company has expanded its results of operations disclosure throughout the MD&A with respect to all periods to address the above comment to the extent material to the Company’s results of operations.

29.	It appears that your results of operations and liquidity could be materially impacted by commodity price changes primarily related to raw material purchases (phenol, methanol, urea, acetone, propylene and chlorine) and natural gas, which you attempt to minimize using financial instruments. Please expand your discussion to specifically quantify and discuss the impact of these financial instruments on cost of sales as well as liquidity for each period presented, if material. Please address the specific underlying reasons such instruments impacted each year by the amounts disclosed. For example, if there are increases in certain commodity prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to raw material needs. You should also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

Pamela Long, June 6, 2011 - Page 13

Response:

The Company acknowledges the Staff’s comment and has modified its disclosure on page 100 to include more discussion regarding how the Company manages its raw material cost through the use of supplier agreements. The Company has not expanded its disclosure as it relates to the use of derivative financial instruments, as the Company has not used these types of instruments to manage its raw material cost or liquidity, with the exception of natural gas hedges. The natural gas hedges have a notional amount of approximately $2 million, and the Company has determined that this does not have a material impact on the Company’s cost of sales or liquidity.

Liquidity and Capital Resources, page 71

30.	In your liquidity and capital resources, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X.

Response:

The Company has revised its disclosure on pages 87 and 92 to discuss restrictions on the Company’s ability to declare dividends.

31.	Given your foreign operations, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and

•

Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

The Company has revised its disclosure on page 87 to include additional information regarding its foreign cash and cash equivalents. Additionally, the Company has highlighted within this disclosure the fact that the Company is subject to U.S. taxes for foreign earnings that the Company elects to repatriate.

Operating Activities, page 74

32.

Cash flows provided by operating activities were $383.0 million for the year ended December 31, 2010 compared to $27.0 million for the year ended December 31, 2009. However, you have merely listed the components that impacted your cash flows from

Pamela Long, June 6, 2011 - Page 14

operations. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts and drafts payable and other liabilities. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

The Company has revised its disclosure on pages 89 and 90 to provide expanded explanations for the components impacting the Company’s cash flows from operations.

Critical Accounting Estimates

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 81

33.	Please expand your disclosures regarding your impairment of long-lived assets by addressing the following:

•	Please disclose how you group long-lived assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

•

To the extent that any of these assets or asset groups or have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company has revised its disclosure on page 96 to address how the Company groups long-lived assets for purposes of considering whether an impairment exists. The Company acknowledges the Staff’s comment regarding assets or asset groups that are not substantially in excess of their carrying value and has determined that the Company did not have any assets or asset groups of this nature that could materially impact the Company’s operating results or total shareholders equity.

Pamela Long, June 6, 2011 - Page 15

34.	Please expand your disclosures regarding your impairment of goodwill by addressing the following:

•	With reference to ASC 350-20-35-33 through 38, clarify how you determined your reporting units;

•

For your reporting units that were not acquired as a result of the Momentive Combination, you indicate that the fair value of each of those reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. To the extent that any of these reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Response:

The Company has revised its disclosure on page 96 to address how the Company determines its reporting units. The Company acknowledges the Staff’s comment regarding the reporting units not acquired as part of the Momentive Combination and has determined that their estimated fair values are substantially in excess of the carrying value and that the goodwill for these reporting units, in the aggregate or individually, if impaired, could not materially impact the Company’s operating results.

Business, page 87

35.	Throughout this section, please revise your disclosure to specify the source and manner for measuring each statement you make regarding your “leading” market position. We note that you base many of these statements on management’s ‘belief.”

Pamela Long, June 6, 2011 - Page 16

Response:

The Company has revised its disclosure on pages 102 through 113 to specify the source and manner for measuring each statement regarding the Company’s market position.

Industry, page 89

36.	We note your statement in the last sentence that you expect that certain segments of the thermosetting resins industry will grow at rates substantially faster than global GDP. Please revise your disclosure to state the basis for this expectation.

Response:

The Company has revised its disclosure on page 104 to state the basis for its expectation that certain segments of the thermosetting resins industry will grow at rates substantially faster than global GDP.

Competitive Strengths, page 90

37.	Please revise the second full paragraph on page 91 to explain the advantage of a “continuous-flow” manufacturing process facility.

Response:

The Company has revised the disclosure on page 106 to explain the advantage of a “continuous-flow” manufacturing process facility.

38.	Please tell us what consideration you have given to filing the consent of The Freedonia Group for the reference to this firm and its reports under the caption “Competitive Strengths” in the prospectus.

Response:

The Company has filed the consent of The Freedonia Group as an exhibit to Amendment No. 1 filed concurrently herewith.

Raw Materials, page 100

39.	We note your disclosure in the second paragraph that there are only a limited number of suppliers of silicon metal in certain geographic areas. Please disclose the suppliers of the silicon metal you use for your silicones business and indicate whether you have long-term contracts with these suppliers.

Response:

The Company has revised its disclosure on page 116 to reflect major suppliers of silicon metal and the typical duration of its contracts with suppliers depending on the region. The Company believes its disclosure provides the reader with additional information about its supply options and its regional procurement strategy.

Pamela Long, June 6, 2011 - Page 17

Determining Compensation for our Named Executive Officers, page 120

40.	Please provide more information about the awarding of Messrs. Morrison and Carter their discretionary bonuses. Refer to Items 402(b)(2)(vi), (ix) and (x) of Regulation S-K.

Response:

The Company has revised its disclosure on pages 136 and 137 to provide more information about the awarding of the discretionary bonuses.

Certain Relationships and Related Party Transactions

Apollo Notes Registration Rights Agreements, page 141

41.	You indicate that the registration rights agreement requires each of MPM and MSC, as applicable, to file a registration statement with respect to the notes it issued to Apollo. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your notes. Refer to FASB ASC 825-20-50-1.

Response:

The Company has revised its disclosure on page 157 to include additional detail regarding the registration rights agreements. The Company respectfully advises the Staff that there are no cash or other penalties under the registration rights agreements resulting from delays in registering the notes that are specified in the agreements.

Material U.S. Federal Tax Consequences for Non-U.S. Holders . . . , page 165

Recently Enacted Legislation Affecting Taxation of our Common Stock . . . , page 167

42.	Please disclose the name and/or bill number of the legislation you discuss in this section.

Response:

The Company has revised its disclosure on page 183 to refer to the Hiring Incentives to Restore Employment Act.

Pamela Long, June 6, 2011 - Page 18

Consolidated Financial Statements of Momentive Performance Materials Holdings LLC Statements

General

43.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company acknowledges the updating requirements of Rule 3-12 of Regulation S-X, and has updated its filing to included the required financial statements, footnotes, MD&A and pro forma disclosures for the three months ended March 31, 2011 and 2010.

44.	Please disclose the amount of comprehensive income for non-controlling interest and Momentive Performance Materials Holdings LLC on the face of your financial statements. Please refer to ASC Topic 810-10-50-1A.

Response:

The Company has revised its Statement of Deficit and Comprehensive Loss on page F-29 to include the amount of comprehensive loss for non-controlling interest.

1. Background and Basis of Presentation

Basis of Presentation, page F-6

45.	You indicate that the Momentive Combination does not qualify as a transaction between entities under common control, and therefore, has been accounted for as an acquisition under the guidance for accounting for business combinations. Please tell us how you determined that the Momentive Combination did not qualify as a transaction between entities under common control. In this regard, we note your disclosure on page 89 that prior to October 1, 2010, each of MPM and MSC were controlled by Apollo. Please identify each entity involved in the Momentive Combination and clarify each respective ownership structure. In addition, please identify who the original owners are and when such ownership was obtained. Please also identify any related parties that are common to each entity involved in the Momentive Combination and disclose the relationship between these related parties, if applicable. Please cite the accounting literature used to support your conclusion.

Response:

The Company acknowledges the Staff’s comment and calls the Staff’s attention to the disclosure on page 10 where the Company defines the term “Apollo” to refer broadly to the collective investment funds that represent the direct and indirect affiliate entities of Apollo Global Management, LLC (AGM), as well as AGM itself. Further, the Company notes that within this broad spectrum, the Company has disclosed that “Apollo”

Pamela Long, June 6, 2011 - Page 19

controlled MPM and MSC. “Control” used in this context does not have the same meaning as “controlling financial interest” in ASC 810-10-15-8, which is defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. Prior to the transaction, there was no single AGM upstream entity that consolidates both Momentive Performance Materials Holdings, Inc. (MPM Holdings) and Momentive Specialty Chemicals Holdings LLC (MSC Holdings). The Company has considered the guidance in ASC 810 and 805, and the remainder of this discussion summarizes the factors supporting the Company’s conclusion that accounting for the Momentive Combination is not a transaction among entities under common control.

Evaluation of control by AGM

AGM controls the respective general partners of, and the respective management companies (through its subsidiary Apollo Management Holdings, L.P.) of, the investment funds that collectively owned more than 50% of the equity interests in MPM Holdings and MSC Holdings. However, AGM does not consolidate the investment funds pursuant to ASC 810-20-25-4, 5 and 8 due to substantive kick-out rights held by the investment funds’ limited partners. Therefore, a common control point for MPM Holdings and MSC Holdings is not present at the AGM level.

Evaluation of the commonality of interests of the investment fund owners

The Company also evaluated its conclusion below the AGM level. Prior to the transaction, greater than 50% of the “Apollo” ownership interests of MSC Holdings were held by Apollo Investment Fund (AIF) IV and AIF V, whereas the “Apollo” ownership interests of MPM Holdings prior to the transaction constituted a greater than 50% controlling interest held by AIF VI. AIF IV and AIF V held the controlling investments in MSC Holdings since 2008 and AIF VI held the controlling investment in MPH holdings since 2006.

As indicated above, the investment funds that held ownership interests in MSC Holdings and MPM Holdings were different. Additionally, a listing of the limited partners associated with AIF IV, V and VI was reviewed to determine if any of the funds shared common limited partners (LPs), and the Company concluded that there were not greater than 50% common ownership interests.

Finally, the Company considered the Emerging Issues Task Force’s attempt to define common control in EITF No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141(R). Addressing the guidance contained therein, there was no single enterprise that holds more than 50 percent of the voting interest of each entity, as the Company notes above. The Company also assessed whether the respective fund owners could be considered a group of shareholders, but the lack of commonality of LP interests

Pamela Long, June 6, 2011 - Page 20

coupled with their respective kick-out rights prevented the Company from reaching such a conclusion. Finally, Apollo has advised the Company that there is no contemporaneous written evidence of an agreement to vote a majority of the entities’ share in concert either at the fund level or the LPs of the funds, and therefore a collaborative group, as that term is discussed in ASC 805-50-S99-2 (EITF D-97), does not exist.

The Company advises the Staff that it has revised the disclosure on pages 10 and 104 to indicate that prior to the combination, the two entities were each controlled by separate Apollo funds.

3. Momentive Combination, page F-12

46.	You indicate that the amount of consideration exchanged was determined based on the value of the controlling ownership interest of MSC Holdings as of the transaction date. We have the following comments in this regard.

•

Tell us why you did not use the acquisition-date fair value of the Momentive Holdco’s equity interests exchanged, including the stock options and restricted units issued, in connection with the Momentive Combination, to determine the consideration exchanged. Refer to 805-30-30-7.

•

Notwithstanding the above bullet, we note that the value of the controlling ownership interest of MSC Holdings was determined by analysis of comparable public companies, recent transactions involving comparable entities, discounted present value of MSC Holdings projected cash flows and the proportionate interest in the newly formed Momentive Holdco. Please provide us with a summary of the results of the different valuation methods as well as the underlying significant assumptions that you used to determine the fair value of the controlling interest in MSC Holdings. Please also tell us how you weighted the results of each valuation method. Please disclose the range of values you arrived at in your analysis and your basis for choosing the value of $454.0 million. Please tell us what consideration you gave to identifying this fair value analysis as a critical accounting policy.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-36 to clearly indicate that the amount of consideration exchanged was determined based on the fair value of the controlling ownership interest of MSC Holdings as of the transaction date as required by ASC 805-30-30.

Pamela Long, June 6, 2011 - Page 21

Additionally, the Company supplementally submits the summary of the valuation results:

Valuation method	Low	High
Public company	$3,618	$4,240
Transaction comparable	$3,708	$4,301
Discounted cash flows	$4,322	$4,936

Average (equal weighting) enterprise value	$3,883	$4,492
Less debt, net of cash	$(3,711)	$(3,711)

Estimated equity fair value	$172	$781

The Company selected the value of $454 million as the estimated fair value. The Company’s estimate of fair value is consistent with equally weighting each of the valuation methods to provide balance to each model’s inherent advantages and disadvantages. The Company used a number of key assumptions in analyzing each model. In addition to using an appropriate range of EBITDA multiples from public company peers and comparable transactions, the Company also used the following discounted cash flow assumptions:

Discounted Cash Flow Assumptions	Low	High
Discount rate	12.0%	13.0%
Revenue growth	3.5%	4.2%
Tax rate	30%	30%

The Company has also revised its critical accounting policies on page 97 to include this fair value analysis.

47.	Please disclose the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized. Please also disclose the amount of issuance costs not recognized as an expense and how they were recognized. Refer to ASC 805-10-50-2f.

Response:

The Company has revised its disclosure on page F-38 to include the acquisition-related costs and the line item in which those expenses were recognized. The Company acknowledge the Staff’s comment regarding the disclosure of the amount of issuance cost and respectfully point out that for the periods presented the Company has not incurred a material amount of issuance cost. The Company will provide the disclosure if the Company incurs additional material issuance costs that are not recognized as expense.

48.	We note that you have assigned weighted average useful lives of 14 years to MSM’s technology and 16 years to MSM’s customer relationships. Please expand your disclosure to provide the range of useful lives for both technology and customer relationships. With reference to ASC 350-20-35-1 through 3, please provide support for these useful lives.

Pamela Long, June 6, 2011 - Page 22

Response:

The Company has revised its disclosure on page F-37 to include the range of useful lives for the MSC technology and MSC customer relationships. The Company respectfully has provided its support for these useful lives, with reference to ASC 350-30-35-1 through 3. The accounting for the Company’s technology and customer relationships is based on their expected useful lives. The Company has selected the useful lives for its technology and customer relationships that represent the period over which these assets are expected to contribute directly or indirectly to its future cash flows. In determining the estimated useful lives of its technology and customer relationships, the Company considered the factors outlined in ASC 350-30-35-3 with no one factor being more presumptive than another. The technology and customer relationships are not limited by known legal or regulatory factors and are not subject to contractual provisions that would limit their estimated useful lives. The Company has analyzed MSC’s historical experience in extending assets of this nature. MSC has a favorable history in maintaining its customer relationships attributing to a relatively low attrition rate, which is reflective of the estimated useful life. Additionally, MSC’s experience with technology is similarly favorable. Overall the Company’s industry is stable and the effect of known technological advances or legislative actions were considered but did not have a significant bearing on the Company’s conclusions. The Company’s final conclusions were based on the estimated period for which 90% of the discounted cash flows were achieved. The Company believes this is reflective of the period in which its customer relationships and technology will contribute to the Company’s future cash flows.

8. Fair Value and Financial Instruments

Recurring Fair Value Measurements, page F-21

49.	You disclose that you use quoted market prices whenever available and when quoted market prices are not available, you use standard pricing models with market-based inputs. Please a discussion of changes in your valuation techniques, if any, during the period. Refer to ASC 820-10-50-2(c)(3).

Response:

The Company acknowledges the Staff’s comment and advises that it did not have any changes in its valuation techniques during the referenced period.

50.	For all cash flow hedges, please disclose the amount of gains or losses that are included in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months. Refer to ASC 815-30-50-1C.

Pamela Long, June 6, 2011 - Page 23

Response:

The Company has revised its disclosure on pages F-11, F-46, F-101 and F-135 to include the amount of gains or losses that are included in accumulated other comprehensive income that are expected to be reclassified into earnings within the next 12 months.

12. Commitment and Contingencies

Other Legal Matters, page F-36

51.	Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please disclose the range of possible loss or additional loss or state that such a loss cannot be estimated. Please tell us whether you assessed the materiality of your contingencies independent of insurance recoveries. Refer to ASC 450-20-50 and SAB Topic 5:Y.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-15, F-60 and F-146 to clarify for the reader that it is not reasonably possible that a loss exceeding amounts already recognized would be material. The Company supplementally advises the Staff that the Company assessed the materiality of its contingencies independent of insurance recoveries.

Note 14. Deficit, page F-47

52.	Please disclose the number of units outstanding prior to the Momentive Combination, the number of units issued to effect the 38.55 exchange for units of MPM and the number of units issued for the acquisition of MSC.

Response:

The Company has revised its disclosure on page F-71 to include the number of units outstanding prior to the Momentive Combination, the number of units issued to effect the 38.55 exchange for units of MPM and the number of units issued for the acquisition of MSC.

Note 15. Stock Option Plans and Stock Based Compensation, page F-48

General

53.

Provide herein, or in your critical accounting policies section, a description of how you estimated the fair value of your units, including a comprehensive discussion of the significant underlying factors and assumptions used in determining the fair value of your units. Indicate whether the determination of the fair value of your units was performed contemporaneously or retrospectively with the equity issuances. Please note that once

Pamela Long, June 6, 2011 - Page 24

you have determined your estimated IPO price, you must expand your discussion to address each significant factor contributing to the difference between the fair value of your units at the most recent grant date and the estimated IPO price. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Response:

The Company has revised its Stock Option Plans and Stock Based Compensation footnote on page F-73 to include a description of how the Company estimates the fair value of its units and to disclose that the valuation is performed contemporaneously with the equity issuances. The Company has noted the requirements to expand its disclosure once it estimates its IPO price and the differences between fair value of its units at the most recent grant date and the estimated IPO price.

2010 Modifications, page F-49

54.	We note that you remeasured the fair value of (i) the MPM purchase units converted into Momentive Holdco units, (ii) the purchase units in MSC Holdings converted into units in Momentive Holdco and (iii) the restricted MSC Holdings LLC unit awards converted into restrictive Momentive Holdco units. Please provide us the underlying assumptions and calculations used to determine the remeasured fair value and how such remeasurement resulted in additional compensation expense of $2 million. You should also explain how you determined that no incremental compensation expense was required for the modification of options that contained an investor internal rate of return target to include a cash-on-cash return condition.

Response:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the modification resulting from the remeasurement of (i) the MPM purchase units converted into Holdco units, (ii) the purchase units in MSC Holdings converted into units in Momentive Holdco and (iii) the restricted MSC Holdings LLC unit awards converted into restrictive Momentive Holdco units, resulted in immaterial additional compensation expense, and not the $2 million which was attributable to the modification of certain executives’ awards, as explained below. For the three MPM and MSC award agreements that were modified, the modification represented a “Type III” modification, whereby the awards were improbable of vesting pre-modification to probable of vesting post modification. This determination was based on the fact the original award would have been forfeited upon termination, but the modification allowed the employees to retain the awards. As required by ASC 718, a Type III modification reflects a new award and the compensation expense should be determined based on the fair value of the award at the time of modification and any previously recognized compensation expense should be reversed. Therefore, in the fourth quarter of 2010, compensation expense was recorded for the full fair value of the modified award off-set by the previously recognized compensation expense which gave rise to an immaterial additional compensation charge.

Pamela Long, June 6, 2011 - Page 25

The $2 million of additional compensation expense related to the termination of certain executives and the modification of their individual award agreements to accelerate vesting in conjunction with the individual’s severance agreements. The Company has revised its disclosure on page F-73 to clarify that the $2 million additional compensation expense was related to the termination of certain executives and not from the conversion of MSC and MPM awards to Momentive Holdco units.

With respect to the awards that contained vesting terms of an internal rate of return and a cash-on-cash return, the Company supplementally advises the Staff that the awards were modified from vesting on a market condition to vesting on a market condition or performance condition; however, the accounting treatment is the same for the awards. The guidance of ASC 718 indicates the modification of a market-based award is indicative of a new award and the incremental fair value should be measured at the time of the modification and recorded over the remaining or implied service period. However, prior to the modification, the awards were improbable of vesting; therefore, any subsequent modification that did not change the vesting criteria would likely be treated as a Type IV modification (improbable-to-improbable). As a result, MPM Holdings recorded no incremental compensation expense for these awards during the fourth quarter of 2010. Upon the occurrence of a liquidation event, the Company will recognize the incremental fair value on these awards.

17. Segment Information, page F-54

55.	You disclose that your business segments are based on the products that you offer and the markets that you serve. You also disclose that you had three primary reportable segments: Silicone and Quartz, Epoxy and Phenolic Resins and Forest Products Resins and Other. Please supplementally provide us with the following information:

•	Describe each of your operating segments and explain why they represent operating segments pursuant to FASB ASC 280-10-50-1; and

•

We note that on page F-38 of the Form 10-K for the year ended December 31, 2010 for Momentive Performance Materials, Inc, Silicone and Quartz are managed separately because each business requires different technology and marketing strategies. Please tell us and disclose how you manage Silicones and Quartz as of December 31, 2010. If you aggregate two or more operating segments, including but not limited to Silicone and Quartz, into any of your reportable segments, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in a reportable segment had similar economic characteristics to each other operating segment in that reportable segment.

Pamela Long, June 6, 2011 - Page 26

Response:

The Company respectfully notes that, pursuant to ASC 280-10 paragraphs 50-1 to 50-9, the primary step to determining operating segments is identifying the information used by the Chief Operating Decision Maker (CODM) to assess performance and allocate resources, considering the nature of the business activities and the existence of segment managers. Per par. 50-7, the term segment managers identifies a function who “is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segments” (emphasis added).

The evaluation of the Company’s organization, from a product and organizational perspective, identifies Silicones and Quartz (SQD), Epoxy, Phenolic, Resins (EPRD), Forest Products Resins (FPD) and Coatings as their operating segments. The guidance provided by ASC 280-10-50-8 indicates that “if the characteristics apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments”. The segment managers as defined above and the organizational structure of the Company are aligned by the Company’s four operating segments. Moreover, as it relates to direct accountability to the CODM and the maintenance of regular contact with the CODM, these are consistent with the Company’s four operating segments outlined above.

Additionally, in response to the Staff’s comment on Silicone and Quartz, the Company advises the Staff that the Company has not aggregated any of its operating segments into reportable segments. SQD is a single segment for purposes of the Company’s reporting on Form S-1, because it is managed by a single segment manager who reports to the Company’s CODM and is held accountable for the entire SQD division. The Company notes the Staff’s comment that at the Company’s public subsidiary, Momentive Performance Materials Inc., SQD is reflected as two separate segments and will continue to be treated as such at that lower level. The Company does not view this as an exception to the conclusions reached at the Company’s level because the CODM at Momentive Performance Materials Inc. is different from the CODM at the Company, and the Company manages the business at a level lower than the Company’s CODM. The Company referred to the example provided by ASC 280-10-55-27 which illustrates that it is acceptable to have different segment reporting at the parent and subsidiary level.

Financial Statements — Momentive Specialty Chemicals Holdings, LLC

General

56.	To the extent applicable, please address the comments above in your Momentive Specialty Chemicals Holdings, LLC financial statements.

Pamela Long, June 6, 2011 - Page 27

Response:

The Company acknowledges the Staff’s comment and has addressed the comments above in the Momentive Specialty Chemicals, LLC financial statements, to the extent applicable.

57.	We note that on January 31, 2011 Momentive Specialty Chemicals, Inc sold its Ink and Adhesive Resins (IAR) business and reflected that business as discontinued operations in its Form 10-K for the year ended December 31, 2010 filed on February 28, 2011. Please tell us what consideration you gave to restating Momentive Specialty Chemicals Holdings, LLC’s financial statements for the nine months ended September 30, 2010 and the three years ended December 31, 2009 to reflect IAR as discontinued operations as required by ASC 205-45-3.

Response:

The Company acknowledges the Staff’s comment, and respectfully submits its response for the Staff’s considerations. The Company has considered ASC 205-10-45-3 and recognizes that while the standard states that “prior-year figures shown for comparative purposes shall in fact be comparable with those shown for the most recent period” and “any exceptions to comparability shall be clearly brought out as described in Topic ASC 250,” the Company does not believe the restatement of Momentive Specialty Chemical Holdings, LLC’s financial statements for the nine months ended September 30, 2010 and the three years ended December 31, 2009 to reflect the IAR as discontinued operations is required. Momentive Specialty Chemical Holdings, LLC’s financial statements for the nine months ended September 30, 2010 and three years ended December 31, 2009 are included pursuant to Rule 3-05 of Regulation S-X as a significant acquisition. The Company believes the presentation of the entity as acquired is more appropriate and meaningful given that the IAR business was part of the acquisition and did not meet held-for-sale (or discontinued operations) in any of the periods presented in the Rule 3-05 financial statements. Momentive Specialty Chemicals Inc. has reflected the sale of its IAR business as a discontinued operation in its Form 10-K filed February 28, 2011 because it continues to have publicly held debt, which requires reporting its assets and liabilities on a historical basis. However, Momentive Specialty Chemicals Inc. is a separate legal and reporting entity from Momentive Specialty Chemicals LLC. Further, though the Company notes pursuant to FRM 13210.2 that predecessor financial statements are required to be retrospectively reclassified to reflect the impact of a successor’s discontinued operations, Momentive Specialty Chemical Holdings, LLC is not the predecessor to the Registrant. Therefore, the Company does not believe it would be required to reflect IAR as a discontinued operation in its Rule 3-05 financial statements even though the Registrant has reflected the IAR business as a discontinued operation in its year ended December 31, 2010 financial statements. Finally, the Company also advises the Staff that the unaudited pro forma financial information presented on pages 50 through 58 has reflected the disposition of IAR for the full year ended December 31, 2010 so that investors can assess the impact.

Pamela Long, June 6, 2011 - Page 28

1. Background and Basis of Presentation

Momentive Combination, page F-70

58.	You disclosed that the assets and liabilities formerly of Borden Chemicals, Inc. are reported on the historical basis of accounting in the Form 10-Q for the quarterly period ended September 30, 2010. However, the assets and liabilities formerly of Borden Chemicals, Inc. in these unaudited financial statements have been accounted for by the purchase method of accounting as of the date of the acquisition of Borden Chemicals, Inc. by Apollo. Please expand your disclosures to clarify for readers why you are reporting the assets and liabilities formerly of Borden Chemicals, Inc by the purchase method of accounting when these assets and liabilities were previously reported on the historical basis of accounting in the Form 10-Q filed on November 3, 2010. In this regard, we note Momentive Specialty Chemicals Inc.’s publicly held debt. Provide similar disclosure in the annual financial statements of Momentive Specialty Chemicals Holdings, LLC.

Response:

The Company has revised its disclosure on pages F-94 and F-118 as recommended.

Note 4. Related Party Transactions, page F-73

Financing Arrangements, page F-73

59.	We note that at September 30, 2010, the Company determined that the commitment to purchase $200 million in preferred units of Momentive Specialty Chemicals Holdings LLC is an equity instrument. We further note that as a result of the Momentive Combination, this commitment has been amended to purchase $200 million preferred units of Momentive Holdco. As disclosed on page F-17 of Momentive Holdco’s financial statements, Momentive Holdco has determined that because dividends accumulate, the amount of dividends that accumulated for the period subsequent to the Momentive Combination have been included in the Net loss attributable to Momentive Performance Materials Holdings LLC to arrive at Net loss attributable to common units holders for the purpose of calculating earnings per share. Please tell us why the Company has not recognized similar accumulated dividends from the commitment date until September 30, 2010. Address this comment as it relates to your annual financial statements as well.

Response:

The Company respectfully advises the Staff that because the preferred units have not been issued and the board has not declared any dividends on the preferred units, no accumulated dividends are payable at September 30, 2010 or for the year ended December 31, 2009 in Momentive Specialty Chemical Holdings LLC’s (“MSCH LLC”) acquiree financial statements. The accumulated dividends on the committed preferred

Pamela Long, June 6, 2011 - Page 29

represents a charge against earnings per share, but because MSCH LLC does not present net income/(loss) attributable to common unit holders for the purpose of calculating earnings per share, no charges are reflected against net income related to the nine-months ended September 30, 2010 and the year ended December 31, 2009 in the MSCH LLC historical financial statements. In contrast, Momentive Performance Materials Holdings LLC does present net loss attributable to common units holders for the purpose of calculating earnings per share. As a result, accumulated dividends on the committed preferred have been deducted as a charge to earnings per share presented in the Momentive Performance Materials Holdings LLC financial statements for the post-Momentive Combination period ended December 31, 2010.

Momentive Performance Materials, Inc.

Form 10-K For the Year Ended December 31, 2010

General

60.	To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-K.

Response:

The Company acknowledges the Staff’s comment and agrees that the Company will address each of the above comments in its future filings of Form 10-K, to the extent that they are applicable to future filings.

2010 Overview and Business Outlook, page 29

61.	You state that you achieved significantly higher profitability and strong results during 2010. These statements appear to be based on non-GAAP results. Please provide more prominent disclosures of your results as determined under US GAAP.

Response:

The Company agrees that it will revise its disclosure in future filings to provide more prominent disclosures of its U.S. GAAP results.

Pamela Long, June 6, 2011 - Page 30

Financial Statements

Note (19) Guarantor and Nonguarantor Condensed Consolidated Financial Statements, page F-41

Condensed Consolidated Balance Sheets, pages F-42 to F-44

62.	Please tell us why your 2010 and 2009 Total Momentive Performance Materials Inc. equity (deficit) as reflected in your Parent column does not agree to the 2010 and 2009 Total Momentive Performance Materials Inc. (deficit) as reflected in your Consolidated Balance Sheet on page F-4.

Response:

The Company acknowledges the Staff’s comment, and respectfully submits its response for the Staff’s considerations. For the presentation of this footnote, the Company has historically displayed the intercompany profit (ICP) elimination and its related deferred tax impact in the Eliminations column. As a result, the ICP elimination and related deferred tax impact do not get pushed up to the Parent column for presentation purposes, thereby causing equity (deficit) in the Parent column to not agree to the consolidated balance.

It should be noted that this footnote is a required disclosure for credit agreement compliance purposes and the discrepancy noted above is one of presentation only, i.e., the consolidated financial statement amounts are accurate. Given the amounts of ICP and related tax effects, the Company does not believe that this discrepancy is a material item for the readers of its financial statements. However, in acknowledgement of the Staff’s comment, the Company will prospectively correct the presentation within this footnote in future filings to ensure that the equity (deficit) of the Parent column agrees to the consolidated balance.

Condensed Consolidated Statement of Operations for the year ended December 31, 2010, 2009 and 2008, pages F-45 to F-47

63.	Please tell us why your 2010, 2009 and 2008 net income (loss) attributable to Momentive Performance Materials Inc. under your Parent column does not agree to the amounts reflected under the same caption in your Consolidated Statements of Operations on page F-5.

Response:

The Company acknowledges the Staff’s comment, and refers the Staff to its response to comment 62 above, which is the same as the Company’s response to this comment. As detailed above, the Company will prospectively correct the presentation within this footnote to ensure that the net income (loss) attributable to Momentive Performance Materials Inc. under the Parent column agrees to the consolidated balance.

Form 10-Q for the Period Ended April 3, 2011

General

64.	To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-Q.

Pamela Long, June 6, 2011 - Page 31

Response:

The Company acknowledges the Staff’s comment and agrees that it will address each of the above comments in its future filings of Form 10-Q, to the extent that they are applicable to future filings.

Momentive Specialty Chemicals, Inc.

Form 10-K for the Year Ended December 31, 2010

General

65.	To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-K.

Response:

The Company acknowledges the Staff’s comment and agrees that it will address each of the above comments in its future filings of Form 10-K, to the extent that they are applicable to future filings.

66.	Please tell us how you determined that it was not appropriate to include your ratio of earnings to fixed charges for the last five fiscal years. Refer to Item 503(d) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and agrees that it will include its ratio of earnings to fixed charges for the last five fiscal years in future filings of Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31 2010 Compared to Year Ended December 31, 2009, page 30

67.	Please expand/revise your discussion under results of operations for all periods to:

•

When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in cost of sales, excluding depreciation was primarily due to higher sales volume of 23.6% and inflation in raw material costs of 3.2%, partially offset by higher factory leverage, savings from restructuring and cost actions and deflation in energy related costs without quantifying the impact of the other factors mentioned. You also do not provide any insight into how these factors impacted cost of sales, excluding depreciation. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible; and

Pamela Long, June 6, 2011 - Page 32

•

Provide a more robust explanation for the changes in your segment results. Please also quantify the business reasons for changes in your segment results. For example, you indicate that the decline in cost of sales, excluding depreciation for your Quartz segment was primarily due to lower sales volume and savings from restructuring and cost actions partially offset by unfavorable factory leverage without further explanation or quantification. It is not clear to what extent lower sales volume, savings from restructuring and costs actions or unfavorable leverage impacted the change in cost of sales, excluding depreciation.

Response:

The Company acknowledges the Staff’s comment and agrees that it will address the Staff’s comment in its future filings of Form 10-K for Momentive Performance Materials, Inc.

Form 10-Q For the Period Ended March 31, 2011

General

68.	To the extent applicable, please confirm that in future filings you will address each comment above as it relates to your Form 10-Q.

Response:

The Company acknowledges the Staff’s comment and agrees that it will address each of the above comments in its future filings of Form 10-Q, to the extent that they are applicable to future filings.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3458 or (212) 492-0458 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Gregory A. Ezring, Esq.
Gregory A. Ezring, Esq. of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A Johns, Esq., Momentive Performance Materials Holdings LLC
William B. Kuesel, Esq., O’Melveny & Myers LLP